[Calfee, Halter & Griswold LLP Letterhead]

December 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Terence O’Brien Accounting Branch Chief Office of Manufacturing and Construction

Re:	RPM International Inc.

Form 10-K for the Year Ended May 31, 2017

Filed July 24, 2017

Response letter dated October 16, 2017

File No. 1-14187

Dear Mr. O’Brien:

RPM International Inc. (the “Company” or “RPM International”) is hereby providing the following supplemental information in response to the correspondence received from the Division of Corporation Finance, dated November 6, 2017. In addition, the Company has authorized us to confirm on its behalf the following matters that were discussed on a conference call with members of the staff of the Division of Corporation Finance and the Office of the Chief Accountant (the “Staff”) on November 29, 2017.

1.    Corporate History and Name Changes of Relevant Entities — The original corporate name of Specialty Products Holding Corp. (“SPHC”) was Republic Powdered Metals, Inc., which was incorporated in Ohio in 1947. In 1972, Republic Powdered Metals, Inc. changed its name to RPM, Inc. and created two subsidiaries for its two businesses. The two new subsidiaries were named Republic Powdered Metals, Inc. (“Republic”), which engaged in the roofing business, and Bondex International, Inc. (“Bondex”), which had an asbestos-containing joint compound as one of its products.

In 2002, RPM, Inc. became a subsidiary of a newly-formed Delaware corporation named RPM International in a reincorporation transaction. RPM, Inc.’s name was changed to SPHC in 2010 prior to filing for bankruptcy protection to avoid confusion with RPM International.

Securities and Exchange Commission

December 1, 2017

2.    Asbestos Liability of RPM International and Non-Bankrupt Subsidiaries — The Company maintained prior to and during the bankruptcy process that it and its non-bankrupt subsidiaries were not liable for the asbestos-related claims asserted against Bondex and SPHC.    In that regard, RPM International was incorporated in 2002, and was not in existence when the Bondex or SPHC asbestos-containing products were manufactured nor when the alleged exposures to those products occurred.

From time to time, RPM International was named as a defendant in certain Bondex/SPHC cases. However, those cases represented a very small percentage of the overall litigation involving Bondex/SPHC. In that regard, from 2000 until the bankruptcy filing in 2010, Bondex/SPHC settled approximately 27,000 asbestos claims, and was a defendant in approximately 15,000 pending asbestos suits at the time of the bankruptcy filing. RPM International was named in approximately 2% of those settled and pending Bondex/SPHC cases.

The Company believes that RPM International was named as a defendant in some cases due to confusion between its name and the name of the “RPM, Inc.” entity that became SPHC. In other situations, RPM International was specifically named as a defendant based upon allegations that it was liable as an “alter ego” of SPHC. Despite being named in these cases, RPM International has authorized us to advise the Staff that it never had a judgment entered against it, and was typically dismissed prior to trial or if still in the case at trial, typically obtained a directed verdict. Further, RPM International was not under any obligation to reacquire SPHC.

3.    Amounts Paid in Settlement for NMBFil, Inc. (“NMBFiL”) and Republic — As RPM International’s management discussed with the Staff on November 29, 2017, asbestos claims against Republic were included in the Bondex/SPHC trust, but there was no amount specifically allocated to those claims. Like RPM International, the Company believes that Republic was named in some of the Bondex/SPHC cases primarily due to name confusion. From 2005 until 2014, Republic was named in approximately 140 cases a year compared to over 1,000 for Bondex/SPHC. Since 2005, Republic had not settled any claims, and many claims were dismissed without payment. No judgment was ever entered against Republic.

NMBFiL made body filler, and the assets of that business were sold in 2007. However, NMBFiL retained its liabilities and began receiving about five lawsuits per year based on the theory that the talc in its product was contaminated with asbestos. NMBFiL was never found liable and never settled a case. NMBFiL’s asbestos litigation was completely separate from the Bondex/SPHC asbestos claims and as a result a separate trust funded with $2.5 million was established for the NMBFiL claims. That $2.5 million was part of the original $450 million payment. This $2.5 million payment was classified as operating cash outflow on RPM International’s fiscal year 2015 statement of cash flows as it was deemed a settlement of an operating liability of NMBFiL, a consolidated subsidiary of RPM International.

Securities and Exchange Commission

December 1, 2017

4.     Application of ASC 805-30-30-7 — RPM International had no guarantees for any of the asbestos obligations or claims. Further, while RPM International had been named in a very small portion of the lawsuits, and there had been mere allegations made of alter ego liability, those allegations had never resulted in a finding of liability in the form of a judgment against the Company. Accordingly, the Company determined that there was not a settlement of a pre-existing liability pursuant to ASC 805-30-30-7, but rather the payment was to obtain a controlling financial interest in SPHC.

In assessing the accounting to be applied to this transaction, the Company considered this to be a business combination under ASC 805 as the Company obtained a controlling financial interest in the underlying business. RPM International was making an acquisition decision based upon the fair value derived from the future cash flows of the underlying businesses. Accordingly, RPM International’s decision to regain control of SPHC out of bankruptcy was based on a determination that the consideration transferred represented a reasonable purchase price for the net assets acquired. In assessing the substance of the payments, the Company considered the definition of “consideration transferred” found in ASC 805-30-30-7, specifically inclusion of the reference to “…liabilities incurred by the acquirer to former owners of the acquiree.” The Company noted that in the bankruptcy process, since SPHC was effectively insolvent, the debtors including the asbestos claimants were essentially the owners of the businesses. Accordingly, the 524(g) trust represents the impaired creditors who in substance “owned” the businesses because they were entitled to all of the risks and rewards of the businesses while in bankruptcy (the only impaired classes of debtors in the bankruptcy were the asbestos claimants). Additionally, RPM International wrote off its investment in SPHC in the period ending May 31, 2010, and did not recognize any further benefit from SPHC subsequent to the bankruptcy filing.

5.    Valuation of SPHC — RPM International engaged a third-party investment bank to perform an independent valuation on a “controlling basis” of SPHC and its 21.4% minority interest of RPM Holdco Corp. (an intermediate holding company between RPM International and it’s foreign operating subsidiaries). The investment bank utilized customary valuation techniques to value an operating business or group of businesses. The valuation was based upon then current and projected EBITDA utilizing an average of several different valuation scenarios including: current market multiples; long-term market multiples; and transaction multiples of the underlying cash flows of the businesses owned by SPHC to determine a range of values on a controlling basis. The valuation indicated a range of values of approximately $770 million to $860 million. The total consideration transferred to the 524(g) trust was $798 million with a net present value of $773 million, which was within the valuation’s range.

Securities and Exchange Commission

December 1, 2017

Should you require further information or if there are any questions concerning the information set forth above, please do not hesitate to contact me ((216) 622-8507; jjenkins@calfee.com) or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	Russell L. Gordon

Edward W. Moore

Thomas F. McKee